TOP Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

March 14, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. David Gessert
Mr. David Lin

Re:	TOP Financial Group Limited
Post-Effective Amendment No. 1 to Registration Statement on Form F-3
Filed December 2, 2024
File No. 333-273066

Dear Mr. David Gessert and Mr. David Lin:

This letter is in response to your letter of December 19, 2024, in which you provided comments to the Post-Effective Amendment No. 1 to Registration Statement on Form F-3 of TOP Financial Group Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on December 2, 2024 (“Form F-3”). We set forth below in bold the comments in your letter relating to Form F-3 followed by our responses to the comments. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-3 (“Form F-3/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-3

General

1.	We note that you appear to be relying on General Instruction I.B.5 of Form F-3 to conduct a limited primary offering. Please confirm whether you are relying on this instruction, and if so, provide the disclosure required by Instruction 7 to General Instruction I.B.5 of Form F-3.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we are relying on General Instruction I.B.5 of Form F-3 and have revised to provide the required disclosure on the cover page of the Form F-3/A.

2.	Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.

Response: We note the Staff’s comment, and in response hereto, respectfully provide the Staff with the confirmation that we will include in future Exchange Act filings all applicable disclosures we include, or will include, in this registration statement in response to the Staff’s comments.

Cover Page

3.	Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations primarily conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Hong Kong operating subsidiaries. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure, including within any disclosure you incorporate by reference, as applicable.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the required disclosure on the cover page of the Form F-3/A.

4.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the required disclosure on the cover page of the Form F-3/A.

5.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries primarily conduct operations in Hong Kong and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the required disclosure on the cover page of the Form F-3/A.

6.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the required disclosure on the cover page of the Form F-3/A.

Prospectus Summary, page 1

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the disclosure beginning on page 9 of the Form F-3/A.

8.	In your next post-effective amendment, please include a summary of your enforcement of civil liabilities disclosure within the Prospectus Summary.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added a section titled “Enforceability of Civil Liabilities” beginning on page 10 of the Form F-3/A.

9.	We note the following disclosures in your summary of key information under Item 3 of the Form 20-F for the fiscal year ended March 31, 2024 and incorporated by reference:

●	Under “Permission Required from the Hong Kong Authorities” you disclose at page 6 that “[n]either we nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to offer the securities of TFGL to foreign investors.”

●	Under “Recent Regulatory Development in the PRC” you disclose at page 7 that “[i]n connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules...we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC....”

Please disclose how you reached your conclusions, including whether you are relying on the opinion of counsel. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, you should explain why. Please include any revised disclosure directly within the Prospectus Summary section of your next post-effective amendment filing.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to disclose that we have based our conclusion regarding permission or approval from the Hong Kong authorities under Hong Kong law on advise by our Hong Kong counsel, Stevenson, Wong & Co., and our conclusion regarding permission or approval from the PRC authorities under PRC law on advise by our PRC counsel Guangdong Wesley Law Firm on page 6 and 7 of the Form F-3/A we have revised to identify counsel and file the consent of counsel as an exhibit to the F-3/A.

10.	Similarly, we note the following risk factors included in your March 31, 2024 Form 20-F, in which you do not clearly state whether your conclusions are based upon the advice of counsel:

●	“We may become subject to a variety of PRC laws and other obligations regarding data security offerings...” (page 12); and

●	“The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong...” (pages 13 – 14).

Please address the substance of our preceding comment above with respect to these risk factors, and include any revised disclosure directly within the Risk Factors section of your next post-effective amendment filing.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to identify counsel and file the consent of counsel as an exhibit to the F-3/A we have revised to include the required disclosure on page 13 and 14 of the Form F-3/A.

11.	We note your disclosure that five of your seven directors and officers are nationals and/or residents of countries other than the United States. Please revise to clarify whether any of such individuals are located in Hong Kong or the PRC. If so, please identify the relevant individuals and discuss, both here and in a related risk factor, the difficulty of bringing actions against them and enforcing judgments against them.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that Anthony S. Chan and Mei Cai, are nationals and/or residents of the United States, and Junli Yang, Mau Chung Ng, Ka Fai Yuen, Yung Yung Lo, and Jennifer Hoi Ling Tam, are nationals and/or residents of Hong Kong five of your seven directors and officers are nationals and/or residents of Hong Kong. In addition, we’ve revised to disclose that the difficulty of bringing actions against them and enforcing judgments against them We have revised to include the required disclosure on page 10, 13 and 35 of the Form F-3/A.

12.	We note the following revisions in the section titled “Enforceability of Civil Liabilities” on page 27 of your post-effective amendment filing as compared to your disclosure in the same section in your IPO registration statement on Form F-1 (333-259441), which was declared effective on May 31, 2022:

●	You removed your disclosure that “there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.” Additionally, you removed the name of previously-identified Cayman counsel whose advice you have relied upon for your disclosures in this section.

●	You removed your disclosure regarding enforceability of civil liabilities in Hong Kong, including your statement that such disclosure is based upon the advice of previously-identified Hong Kong counsel.

Please restore your disclosures in these areas, or provide us with your analysis as to why such changes are appropriate. Additionally, please file the consent of counsel(s) to the extent applicable and required. Refer to Item 601(b)(23) of Regulation S-K.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have restored the relevant disclosures. We have also attached the consent letters from our Cayman Islands counsel Harney Westwood & Riegels we have restored such disclosure and from our Hong Kong counsel, Stevenson Wong & Co., as exhibit 23.2 and 23.4, respectively, to the Form F-3/A.

Exhibits

13.	Please revise the exhibit index to include the consent of counsels. See Item 601(b)(23) of Regulation S-K. Note that if counsel’s consent is included in another exhibit, you may indicate this in the exhibit index.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed the consent letters from our Cayman Islands counsel Harney Westwood & Riegels, from our Hong Kong counsel, Stevenson Wong & Co., and from our PRC counsel, Guangdong Wesley Law Firm, as exhibit 23.2, 23.4, and 23.5, respectively, to the Form F-3/A.

14.	We note that the auditor’s consent filed as Exhibit 23.1 refers to the registration statement as “Amendment No. 1 to Form F-3,” although it is the first post-effective amendment to your registration statement on Form F-3. Please file a revised signed consent that clarifies the filing referenced.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed a revised signed consent from the auditor that clarifies the filing referenced.

15.	Please refer to your fee table filed as Exhibit 107 and address the following points:

●	Revise to identify the “Ordinary Shares” as “Class A Ordinary Shares,” or advise.

●	We note from the prospectus cover page that you may offer share purchase contracts and share purchase units, among others, from time to time. Please revise the fee table to include all securities you are seeking to register for sale, including the share purchase contracts and share purchase units.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that have filed a revised Exhibit 107.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq., of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

TOP Financial Group Limited

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer

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